 EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.emgold.com

October 4, 2011	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD IDENTIFIES BULK DISSEMINATED GOLD EXPLORATION TARGET
AT ITS BUCKSKIN RAWHIDE PROPERTY, NEVADA

Overview

Emgold Mining Corporation (EMR:  TSX-V) (“Emgold” or the “Company”) is pleased to report continued successful results of its surface exploration activities at the Buckskin Rawhide Property (“Property”), located about 40 miles south of Fallon, Nevada.  Surface sampling of the eastern half of the Buckskin Rawhide claim block in the Chicago Mountain area, conducted by Emgold, combined with historic surface sampling and drilling data, has resulted in the definition of a new low grade bulk disseminated gold exploration target that is exposed on the ground surface.  The target, as defined to date, is approximately 4,000 feet long by 400 feet wide and occurs completely within Emgold’s claim block.  A Grade Contour Map of the area, known as Chicago Mountain, is attached.  Historic reverse circulation drilling in the area indicates mineralization in the zone has been identified to depths of 165 feet, and the zone is open for expansion in several directions.

This exploration target has potential for delineation of gold and silver mineral resources that could be recovered using open pit mining techniques.  Note that such an estimate is conceptual in nature and there has been insufficient exploration to define a National Instrument 43-101 – Standards of Disclosure for Mineral Properties ("NI 43-101") compliant mineral resource and, until further exploration is completed, it is uncertain whether exploration will result in the target being delineated as a mineral resource.

This is the second significant exploration target found by Emgold thus far on the Buckskin Rawhide Property.  Emgold’s prior exploration on the Property was focused on the Black Eagle Vein situated on the west side of Emgold’s claim block.  Surface sampling of that structure resulted in the discovery of high-grade gold-silver mineralization containing up to 9.0 ounces per ton gold in a steep-dipping mineralized shoot.  That discovery was disclosed in prior news releases dated January 12 and April 20, 2011.

Background on the Buckskin Rawhide Property

The Buckskin Rawhide Property is comprised of 52 unpatented claims totaling 1,040 acres, of which 46 claims are currently under a lease and option to purchase agreement with Nevada Sunrise LLC, a private company.  Six additional claims were staked by Emgold.  The Property is located in the Rawhide Mining District and is situated adjacent to Pilot Gold Inc.’s Regent gold-silver property and to Rawhide Mining Company’s Rawhide Mine.

The Buckskin Rawhide Property is a volcanic-hosted, structurally controlled, epithermal gold-silver prospect in the Walker Lane gold belt of western Nevada.  The Walker Lane is a regional shear zone and known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah District and Rawhide District.  Buckskin Rawhide geology and mineralization are associated with lithologic units and structures of the Rawhide caldera, as well as structures from the Walker Lane and Basin and Range.

Emgold Surface Sampling of the Chicago Mountain Area

The current round of surface sampling by Emgold focused on the Chicago Mountain area and was designed to develop an understanding of the mineralized structures in that area.  Twenty-five rock chip-channel samples, ranging from 6-12 inches in length, were taken from outcrops of bedrock and structures.  Five samples were also taken from historic mine dumps.  Dry sample weights varied from one to two pounds.  A summary of assays from Emgold’s sampling in the Chicago Mountain area is shown in the Table 1 below.

Table 1
Emgold Gold Assays
Chicago Mountain Area, Buckskin Rawhide Property, NV
# of Samples	% of Samples	Assay – Gold (opt)
20	66	Less than 0.005
2	7	0.005 through 0.009
3	10	0.01 through 0.03
2	7	0.03 through 0.05
3	10	0.05 through 0.09
All samples were taken August, 2011. Rock chip-channel samples were taken over 6 to12 inch widths and are not true widths across the vein.

Of these samples, six were in the mineralized zone shown in Table 2, with an average grade of 0.033 opt gold.

Emgold’s quality assurance program and quality control measures at Buckskin Rawhide started with representative sampling, proper numbering, and accurately locating samples in the field. Samples were transported by the geological staff from the field to Emgold’s office-warehouse facility to assure secure storage, and were then packaged for shipment to the assay laboratory.  Samples were shipped via commercial carriers directly to American Assay Laboratories in Sparks Nevada for analysis.

Emgold’s Qualified Person visited American Assay Laboratories in the February 2011 to review the general sample handling and preparation measures, and felt they were adequate.  The assay laboratory catalogued all samples, maintained complete chain of custody throughout the analytical process, and electronically mailed the chain of custody forms to Emgold for review prior to initiating sample preparation.  All sample preparation was done at the laboratory by their staff.  As part of their quality assurance, the laboratory incorporated assaying standards, test blanks, and duplicate analyses of samples, and included those results in final reports.  The final signed reports completed the chain of custody process.  Thus far, no factors of any kind have been encountered in sampling programs conducted by Emgold on the Buckskin Rawhide property that could materially affect the accuracy or reliability of Emgold’s sample data.

Historic Surface Sampling of the Chicago Mountain Area by Others

Based on information received from Nevada Sunrise LLC, several companies conducted reconnaissance exploration programs on the eastern half of the Buckskin Rawhide claim block. Kennecott Exploration conducted the most work, taking 351 rock chip and grab samples and conducting drilling programs.  Cordex Exploration and International All North Resources also evaluated the area.  A total of 416 samples were taken of rock outcrops in the area between Buckskin Mountain and Chicago Mountain and analyzed for gold-silver mineralization.  Sampling methods and quality control are unknown and cannot be verified under NI 43-101, although the results are considered reliable for exploration purposes.

Of these historic surface samples, 105 samples defined an anomalous mineralized zone with grades at or above 0.003 ounce per ton gold as shown on the attached Grade Contour Map.  Emgold has taken six samples in this area of historic sampling and compared these samples to historic results.  The average grades of the historic samples taken thus far compare favorably with Emgold’s results, as seen in Table 2
.

Table 2
Comparison of Historic Gold Assays in Mineralized Zone
Chicago Mountain Area, Buckskin Rawhide Property, NV
Company (Date of Work)	No. of Samples	Average Gold Grade (opt)
Cordex (1996)	10	0.019
International (1997)	45	0.014
Kennecott (2000-2002)	50	0.068
Overall Average	105	0.040
Emgold (2011)	6	0.033
Gold grades are arithmetic averages.

This historic sampling combined with Emgold’s work has defined a significant northwest- trending mineralized zone that is approximately 4,000 feet in length and 400 feet in width.  Grades range from an outer lowest grade contour line of 100 parts per billion (0.003 opt gold) and increase to higher grades of over 2,000 parts per billion (0.06 opt gold) in the center of the zone.  The sample results and the grade contour map are preliminary in nature and are not conclusive evidence of the likelihood of the occurrence of a mineral deposit.  However, the results do justify further exploration of the Property, including core and reverse circulation drilling, for a bulk disseminated gold target.

Historic Drilling in the Chicago Mountain Area by Others

In addition to the surface samples, the site was sparsely drill tested by Kennecott in the year 2000 (source of information was Rawhide Mining Company).  Reverse circulation drilling showed anomalous gold values in 10 of 15 holes within the same disseminated gold zone defined by the surface sampling, with mineralization occurring from the ground surface to depths of 165 feet.  Historic drill results are summarized in Table 3, which shows the drillholes, weighted average grades and depths of mineralization.  Samples were taken on intervals of five feet.  The average grade of mineralization in the holes in Table 3 is 0.008 opt gold, and it appears to be open in several directions.

Table 3
Historic Drilling Mineralized Zone Gold Assays
Chicago Mountain Area, Buckskin Rawhide Property, NV
Drillhole Number	Average Grade (opt Au)	Depth of Mineralization (ft.)
RK 2760	0.005	80
RK 2761	0.001	75
RK 2762	0.010	70
RK 2765	0.007	95
RK 2767	0.028	90
RK 2768	0.008	125
RK 2769	0.005	70
RK 2770	0.005	85
RK 2771	0.005	65
RK 2776	0.005	165

Historic information includes drilling summaries, assay laboratory reports and geologic descriptions of surface sampling.  Details of the sampling methods, handling, and quality control methods are unknown, and the historic drilling results being disclosed cannot be verified for the purposes of NI 43-101. Therefore this information is not NI 43-101 compliant and should not be relied upon for investment purposes. This information, however, is a useful guide for current exploration by the Company's geologists.  Additional work is needed to verify historic surface and drill results at Buckskin Rawhide so as to make the Property compliant with NI 43-101.  This includes drilling twin holes and assaying samples to verify grades of the historic drilling along with infill and step-out drilling with a goal of defining a resource.

American Assay Laboratories, Inc. of Sparks, Nevada, conducted the laboratory analyses of Emgold’s samples.  Mr. Robert Pease, Chief Geologist of the Company and a Qualified Person as defined in National Instrument 43-101, participated in and directly supervised the sampling program, interpreted historic data, and prepared the scientific and technical information in this press release He has not verified the historic data disclosed as samples and documentation needed for that have not been found.

Emgold’s President Dave Watkinson stated “These latest results are very encouraging and further indicate the potential for discovery at the Buckskin Rawhide Property.  Management has identified one bulk disseminated mineralized target and one high grade vein target to date, and believes several other targets may be delineated on the claim block with additional exploration.”

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA. The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide Property in Nevada, the Stewart Property and the Rozan Property in British Columbia. The Rozan Property is currently optioned to Valterra Resource Corporation.  For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.
President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the Company's planned work programs, expected results and potential mineralization and resources on the properties. Forward-looking statements are based on certain assumptions of the Company, including that the Company has adequate capital to fund its proposed exploration programs, that actual results of exploration and development activities are consistent with management's expectations, that assumptions relating to mineral resource estimates are accurate, the assumption that metal prices remain at current values, and that the Company is able to procure equipment and supplies for its planned work programs   Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise security capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

N
LEGEND
100 ppb
200 ppb
400 ppb
600 ppb
800 ppb
1000 ppb
2000 + ppb
EMGOLD MINING CORP.
BUCKSKIN RAWHIDE PROPERTY
Nevada, USA
Grade Contour Map
Chicago Mountain Area
0 250 500 1000 feet
Chicago Mtn.
Source: Robert Pease, Chief Geologist
October 2011